02 SEP -4 AM 9:51

Grupo Dataflux, S.A. de C.V.

Date: Agosto 05, 2002

02049656

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, RM. 3099
Mail Stops 3-7
Washington D.C. 20549
FAX: (202) 942-9624

SUPPL

Re: Grupo Dataflux, S.A. de C.V. No. 82-4899

Dear Sirs:

Find attached 1 press release submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. Grupo Dataflux, S.A. de C.V. claims exemption under Rule 12g3-2(b) number 82-4899.

PROCESSED
SEP 06 2002
THOMSON
FINANCIAL

Sincerely,

Adrián González
Grupo Dataflux
Investor Relations

dlw 9/5

todito.com

02 SEP -4 AM 9:51

TODITO REPORTS 2Q02 EBITDA INCREASE OF 75% FROM SALES OF US$3.3 MILLION

--Todito Card Sales Up 135% with more than 150,000 Sold--
--US$ 1.14 *million* in EBITDA in 2Q02--
--Sales Up 55% from 2Q01--
--34%EBITDA Margin in 2Q02 vs. 30% in 2Q01--
-- Todito Audience Up 114% with more than 400,000 Unique Daily Visitors--

FOR IMMEDIATE RELEASE:

Mexico City, Mexico – August 5, 2002. Todito.com, S.A. de C.V., a leading Internet portal, ISP and virtual marketplace for North American Spanish-speakers, announced today its financial results for 2Q02.

"We had a great quarter in terms of online advertising sales, Todito Card and Todito Ilimitado sales and audience growth," commented Todito Founder and Chairman, Guillermo Salinas. "Our pre-paid Internet connection service is booming and we continue to monetize our growing site traffic through online advertising sales. Every day our market is growing and our competitors are fewer."

2Q02 Financial Results

	2Q02 (thousands)		% Change	2Q01 (thousands)	
	Pesos*	US$**		Pesos	US$
Sales					
Cash Sales	30,051	3,005	+ 53%	19,681	1,968
Total Sales***	33,139	3,314	+ 55%	21,437	2,144
Operating Costs					
Cash Operating Costs	18,666	1,867	+ 42%	13,181	1,318
Total Operating Costs	21,754	2,175	+ 46%	14,937	1,494
EBITDA	11,386	1,139	+ 75%	6,499	650

*Constant pesos as of June 30, 2002.
**Conversion based on the exchange rate in effect at June 30, 2002 of Ps. 9.99 per US$1.
***Total Sales is online advertising sales, plus sales of Todito's Internet connection services (Todito Card and Todito Ilimitado), as well as revenue from the online sale of other content, goods and services.

Todito's Annual Financial Results are audited by **PriceWaterHouseCoopers, S.C.**

Todito's Total Sales for 2Q02 increased 55% to Ps. 33.1 million (US$ 3.3 million) from Ps. 21.4 million (US$ 2.1 million) in 2Q01. Cash Sales were Ps. 30 million (US$ 3 million), representing 90.7% of Total Sales, an increase of 53% over Cash Sales registered in 2Q01 of Ps. 19.6 million (US$ 1.9 million). Todito's Non-Cash Sales of Ps. 3 million (US$ 300,000) in 2Q02 represent the Company's barter of online advertising in exchange for goods and services necessary to Todito's business, including band-width, print promotion and online advertising.

Total Operating Costs were Ps. 21.7 million (US$ 2.1 million), of which 85.8% -- Ps. 18.6 million (US$ 1.8 million) -- were Cash Operating Costs, with the remainder being Non-Cash Costs associated with barter transactions. Cash Operating Costs increased 42% to Ps. 18.6 million (US$ 1.8 million) from Ps. 13.1 million (US$ 1.3 million) in 2Q01, primarily due to increased sales commissions associated with increased online advertising sales, as well as sales commissions and band-width costs associated with Todito's ISP business (Todito Card and Todito Ilimitado).

As a result, Todito's EBITDA for 2Q02 increased 75% to Ps. 11.4 million (US$ 1.14 million) compared to Ps. 6.5 million (US$ 651,000) in 2Q01.

Todito's Annual Financial Results are audited by PriceWaterHouseCoopers, S.C.

<u>1H02 vs. 1H01 Financial Results</u>

	1H02 (thousands)		% Change	1H01 (thousands)	
	Pesos*	US$**		Pesos	US$
Sales					
Cash Sales	54,254	5,426	+ 50%	36,118	3,612
Total Sales***	60,923	6,092	+ 52%	40,004	4,000
Operating Costs				-	
Cash Operating Costs	34,462	3,446	+ 38%	25,017	2,502
Total Operating Costs	41,131	4,113	+ 42%	28,903	2,890
EBITDA	19,792	1,979	+ 78%	11,101	1,110

*Constant pesos as of June 30, 2002.
**Conversion based on the exchange rate in effect at June 30, 2002 of Ps. 9.99 per US$1.
***Total Sales is online advertising sales, plus sales of Todito's Internet connection services (Todito Card and Todito Ilimitado), as well as revenue from the online sale of other content, goods and services.

Todito's Annual Financial Results are audited by **PriceWaterHouseCoopers, S.C.**

Todito's Total Sales for 1H02 increased 52% to Ps. 60.9 million (US$ 6 million) from Ps. 40 million (US$ 4 million) in 1H01. Cash Sales were Ps. 54.2 million (US$ 5.4 million), representing 89.1% of Total Sales.

Total Operating Costs were Ps. 41.1 million (US$ 4.1 million), of which 83.8% -- Ps. 34.4 million (US$ 3.4 million) – were Cash Operating Costs, with the reminder being Non-Cash Operating Costs associated with barter transactions.

As a result, Todito registered an increase in EBITDA of 78% to Ps. 19.8 million (US$ 1.9 million) in 1H02 from Ps. 11.1 million (US$ 1.1 million) in 1H01.

Todito Audience Up 114%

Todito registered an audience increase of 114% in 2Q02 with an average of 400,000 unique visitors per day compared to an average of 187,000 unique visitors per day in 2Q01.

" The Internet has become a mass medium in Mexico over the past two years and the number of Internet users is growing every day," commented Tim Parsa, Todito's Chief Executive Officer. "Our increased advertising sales reflect growing awareness among Mexican advertising clients that online campaigns are cost-effective, efficient, flexible and 100% verifiable."

Highlights of Todito Audience:

- Biggest and most active Mexico-based online Dating Service – Encuentra Tu Pareja (Find Your Match) – with 90,000 active users.
- Biggest and most active job search channel, with 260,000 candidates and 12,500 companies active during the last 30 days.
- More than 1.2 million registered e-mail accounts with more than 550,000 active in the last 15 days.

Pre-paid ISP Sales Up 135% vs. 1Q02

"We nearly doubled the number of Internet cards sold in the second quarter, thanks to increased distribution, promotion and a growing base of more than 100,000 active users of Todito Card and Todito Ilimitado," commented Adrian Gonzalez, Todito's Chief Operating Officer. "Due to the success of our existing pre-paid Internet connection products, we have recently launched two more denominations of Todito Ilimitado – a three-month and a six-month card."

Todito is the biggest pre-paid ISP in the Mexican market, with Todito Card and Todito Ilimitado sold in over 4,500 points of sale throughout Mexico.

Todito Ilimitado has all the benefits of Todito Card – no contracts, no credit cards and no monthly fees – but is marketed toward intensive Internet users and sold pre-packaged with computers in more than 600 retail outlets. The two new denominations of Todito Ilimitado – three months of unlimited Internet connection for Ps. 560 and six months for Ps. 1,000 – will join the original Todito Ilimitado product – one month of unlimited access for Ps. 220.

Todito ISP Sales increased 3,702% to Ps. 7.3 million (US$ 728,000) – 150,000 cards – in 2Q02 from Ps. 192,000 (US$ 19,219) – 4,000 cards – in 2Q01. Todito ISP Sales increased 135% in 2Q02 compared to ISP Sales in 1Q02 of Ps. 3.1 million (US$ 337,000).

Online Advertising Sales Up 27%

"Cash Flow from Todito's ISP business is growing fast, however we are also generating a large online audience and successfully selling that audience to advertising clients," commented Mr. Parsa. "Given how fast Internet use is growing in Mexico and the U.S. Hispanic market, we believe that both our media business and our ISP business have tremendous growth potential."

Todito's advertising sales increased 27% to Ps. 25 million (US$2.5 million) in 2Q02, from Ps. 19.7 million (US$1.9) in 2Q01.

Company Profile

Todito.com, S.A. de C.V. is an Internet portal, ISP and virtual marketplace for North American Spanish-speakers, jointly owned by Grupo Dataflux, S.A. de C.V. (BMV: DATAFLXB) and TV Azteca, S.A. de C.V. (NYSE: TZA; BMV: TVAZTCA).

INVESTOR INQUIRIES

Rubén Jordán
Director of Finance and Investor Relations
Todito.com, S.A. de C.V
rjordan@toditocorp.com
Tel: 5255.8221.2031
Fax: 5255.8221.2091

PRESS INQUIRIES

Oscar Arguelles
Director of Corporate Communications
TV Azteca, S.A. de C.V.
oarguelles@tvazteca.com.mx
Tel: 5255.3099.5786
Fax 5255.3099.1464

Visit Us:

www.todito.com

www.toditocard.com

www.toditoilimitado.com

TODITO.COM SA DE CV
FINANCIAL STATEMENTS

(Thousands of Mexican Pesos of June 30, 2002 Purchasing Power)

	Pesos (Thousands)		Dollars (Thousands)*				Change	
	2 Q 2002	2 Q 2001	2 Q 2002	%	2 Q 2001	%	Dlls	%
			9.9998		9.9998			
Sales:								
Advertising	25,095	19,748	2,510	76%	1,975	92%	535	27%
Other	8,045	1,689	804	24%	169	8%	636	376%
Total Sales	**33,139**	**21,437**	**3,314**	**100%**	**2,144**	**100%**	**1,170**	**55%**
Cost of Sales	8,650	3,470	865	26%	347	16%	518	149%
Gross Profit/Loss	24,489	17,966	2,449	74%	1,797	84%	652	36%
Operating Expense	13,104	11,467	1,310	40%	1,147	53%	164	14%
EBITDA	11,386	6,499	1,139	34%	650	30%	489	75%
EBITDA Margen	34%	30%	34%		30%	0%	-4%	-12%
Depreciation and Amortization	3,573	2,417	357	11%	242	11%	116	48%
TVA Contract Amortization	35,448	46,036	3,545	107%	4,604	215%	(1,059)	-23%
Interest Expense	770	755	77	2%	76	4%	1	2%
Other Income (Expense)	21	(36)	2	0%	(4)	0%	6	-160%
Exchange Gain (Loss) - Net	(2,674)	1,038	(267)	-8%	104	5%	(371)	-358%
Gain (Loss) on Monetary Position	(615)	(353)	(61)	-2%	(35)	-2%	(26)	74%
Deffered Income Tax (Expense) Benefit	-	-	-	0%	-	0%	-	#¡DIV/0!
Net Income (Loss)	(31,673)	(42,060)	(3,167)	-96%	(4,206)	-196%	1,039	-25%

* The U.S. Dollar figures are translated at the exchange rate of Ps. 9.99 per U.S. Dollar.

TODITO.COM SA DE CV
FINANCIAL STATEMENTS

(Thousands of Mexican Pesos of June 30, 2002 Purchasing Power)

	Pesos (Thousands) Accumulated		Dollars (Thousands)* Accumulated				Change	
	2002	2001	2002	%	2001	%	Dlls	%
			9.9998		9.9998			
Sales:								
Advertisong	47,062	36,236	4,706	77%	3,624	91%	1,083	30%
Other	13,861	3,767	1,386	23%	377	9%	1,009	268%
Total Sales	**60,923**	**40,004**	**6,092**	100%	**4,000**	100%	**2,092**	**52%**
Cost of Sales	16,152	6,190	1,615	27%	619	15%	996	161%
Gross Profit/Loss	44,771	33,814	4,477	73%	3,381	85%	1,096	32%
Operating Expense	24,979	22,713	2,498	41%	2,271	57%	227	10%
EBITDA	19,792	11,101	1,979	32%	1,110	28%	869	78%
EBITDA Margen	32%	28%	32%		28%	0%	-5%	-15%
Depreciation and Amortization	6,899	3,087	690	11%	309	8%	381	123%
TVA Contract Amortization	76,169	93,953	7,617	125%	9,395	235%	(1,778)	-19%
Interest Expense	1,635	686	163	3%	69	2%	95	138%
Other Income (Expense)	21	(40)	2	0%	(4)	0%	6	-153%
Exchange Gain (Loss) - Net	(2,332)	1,040	(233)	-4%	104	3%	(337)	-324%
Gain (Loss) on Monetary Position	(1,198)	(917)	(120)	-2%	(92)	-2%	(28)	31%
Deffered Income Tax (Expense) Benefit	-	-	-	0%	-	0%	-	#¡DIV/0!
Net Income (Loss)	**(68,420)**	**(86,542)**	**(6,842)**	-112%	**(8,654)**	-216%	**1,812**	**-21%**

* The U.S. Dollar figures are translated at the exchange rate of Ps. 9.99 per U.S. Dollar.